UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 67745/August 29, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14971

In the Matter of	:	
	:	
FALCON OIL & GAS CO., INC.,	:	
FIRST DEARBORN INCOME PROPERTIES, LP,	:	ORDER MAKING FINDINGS AND
FRANKLIN AMERICAN CORP.,	:	REVOKING REGISTRATIONS
FUTURE HEALTHCARE, INC.,	:	BY DEFAULT
GANDALF TECHNOLOGIES, INC.,	:	
GEO INTERNATIONAL CORP.,	:	
GEOALERT, INC., and	:	
GIRASOLAR, INC.	:	

SUMMARY

This Order revokes the registrations of the registered securities of Falcon Oil & Gas Co., Inc., First Dearborn Income Properties, LP, Franklin American Corp., Future Healthcare, Inc., Gandalf Technologies, Inc., Geo International Corp., and Geoalert, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on August 2, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by August 7, 2012.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. §

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[1] GiraSolar, Inc., remains in the proceeding.

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Falcon Oil & Gas Co., Inc. (CIK No. 215797),[3] is a delinquent Colorado corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended January 31, 1996, which reported a net loss of over $296,000 for the prior six months.

First Dearborn Income Properties, LP (CIK No. 806182), is a cancelled Delaware limited partnership located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2001, which reported a net loss of over $106,000 for the prior twelve months.

Franklin American Corp. (CIK No. 845094) is a dissolved Tennessee corporation located in Franklin, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB[4] for the period ended December 31, 1998.

Future Healthcare, Inc. (CIK No. 865072), is a cancelled Ohio corporation located in Cincinnati, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1994. On December 20, 1995, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Ohio, and the case was terminated on January 25, 2012.

Gandalf Technologies, Inc. (CIK No. 355876), is an Ontario corporation located in Nepean, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 1997, which reported a net loss of over $46 million for the prior twelve months.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Geo International Corp. (CIK No. 702993) is a void Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993, which reported a net loss of over $34 million for the prior nine months.

Geoalert, Inc. (CIK No. 1082540), is a permanently revoked Nevada corporation located in Berea, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2001, which reported a net loss of over $431,000 for the prior nine months. As of July 31, 2012, the company's stock (symbol "GEOT") was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Falcon Oil & Gas Co., Inc., is REVOKED;

the REGISTRATION of the registered securities of First Dearborn Income Properties, LP, is REVOKED;

the REGISTRATION of the registered securities of Franklin American Corp. is REVOKED;

the REGISTRATION of the registered securities of Future Healthcare, Inc., is REVOKED;

the REGISTRATION of the registered securities of Gandalf Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of Geo International Corp. is REVOKED; and

the REGISTRATION of the registered securities of Geoalert, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge